SUBSCRIPTION AGREEMENT

           I hereby subscribe for one (1) share of beneficial interest in the Lindner Opportunities Fund (the "Fund") and agree to pay $10 for such share.
I represent and warrant to the Fund that I am purchasing the share for investment and not with a view to the distribution or resale of the share. I agree that I will not redeem the share prior to the time that the Fund has completed the expensing or amortization, as applicable, of its organizational expenses. In the event that the Fund liquidates before any deferred organizational expenses are fully amortized or expensed, I agree that my share shall bear a proportionate amount of such unamortized or unexpensed organizational expenses.

/S/ ERIC E. RYBACK
Eric E. Ryback

Dated:  July 23, 1999